                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF JULY, 2002.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



               (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

               Form 20-F       X      Form 40-F
                          -----------            ------------

               (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               Yes                No        X
                    -----------        -----------

               (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

[CNH LOGO]



                                                         NEWS RELEASE



CNH REPORTS SECOND QUARTER PROFIT


FOR MORE INFORMATION CONTACT:

JEFFREY T. WALSH Media Relations  (1) 847 955 3939

ALBERT TREFTS, JR.  Investor Relations (1) 847 955 3821


- Profit improvement initiatives drive second quarter profit above plan.

- Strong sales drive revenue growth in the agricultural equipment business.

- First half at breakeven, excluding one-time restructuring charges.

- All divested products replaced with new models presented in the quarter.

- Successful debt reduction actions brought $1.5 billion of new equity into CNH.



Lake Forest, IL (July 24, 2002) CNH Global N.V. (NYSE:CNH) today reported second quarter net income of $39 million. Earnings per share were $.11 for the quarter, which includes the impact of restructuring costs amounting to $.02. Earnings per share for the second quarter of 2001 were $.02, including the impact of goodwill amortization and restructuring costs of $.11 per share. Excluding restructuring charges, CNH's second quarter profit was $45 million, compared to $34 million, excluding restructuring charges and goodwill amortization, in 2001.

CNH's second quarter consolidated revenues totaled $2.713 billion, compared to $2.689 billion in 2001. Higher sales in Western Europe and Latin America, along with favorable foreign exchange rates, offset lower sales in North America during the quarter.

For the first half of 2002, consolidated revenues were essentially unchanged at $5.102 billion compared to $5.143 billion in 2001. This was achieved in spite of the significant drop in construction equipment industry unit sales. The company's net loss for the first six months of 2002 was $10 million compared to a net loss of $64 million in 2001. Excluding restructuring charges, the net result for the first half of 2002 was breakeven.

"Once again, our Case IH and New Holland agricultural brands have led the way with another quarter of strong growth, particularly in Western Europe," Paolo Monferino, CNH president and chief executive officer, said. "Our profit improvement initiatives are ahead of schedule at mid year and we have already achieved $481 million toward the original target of $600 million. With this kind of success we are confident that we can achieve even more, and so we have raised the bar by an additional $250 million, to a new target of $850 million in profit improvements by 2005."




       [ ] CNH Global N.V. Global Management Office 100 South Saunders Rd,
              Lake Forest, IL 60045 U.S.A. http://www.cnh.com [ ]
                                           ------------------

New Products Set the Stage for Future Growth in the Agricultural Equipment
--------------------------------------------------------------------------
Business.
---------
During the second quarter, the brands of CNH introduced new products to replace all the various models the company was required to divest at the time of the merger. These models, the first of the new products designed since the merger, will carry higher margins than the products they replace when they come into full production over the next twelve months. By the end of 2004, Case IH and New Holland plan to replace most of their respective product lines with new, higher margin products, yielding substantial profit improvements.

In recent dealer conventions held on three continents, an extensive array of these and other new products and models received a universally enthusiastic reception. Case IH presented two all new high horsepower row crop tractor ranges: the top of the line Magnum range and the new MXM Maxxum range. Joining the Case IH product offering were a new self-propelled forage harvester, a new range of utility tractors and substantial additions to its growing line of hay tools.

New Holland previewed its all new TG range, replacing the divested G-70 Genesis tractors, and launched a new, expanded TM medium-high horsepower row crop tractor range. Also introduced was the new CR range of rotary combines, expanding the innovative style and features that earned the CX conventional combine the 2002 Industrial Design Excellence Gold Award as well as the European Combine of the Year Award. New round balers in Europe and North America, a new range of utility combines, upgrades to the existing forage harvester lines, and a significant expansion of the medium and utility tractor ranges in Latin America completed the New Holland offering.

Equipment Operations Second Quarter Results.
--------------------------------------------
Second quarter net sales from Equipment Operations rose to $2.582 billion, compared to $2.497 billion for the same period in 2001.

Sales of agricultural equipment. Revenues from sales of agricultural equipment totaled $1.778 billion, up 8% compared to $1.649 billion in the second quarter of 2001. Worldwide industry unit sales in the period were up, except in the North American high horsepower tractor segment, which declined. In Western Europe, unit sales of CNH agricultural equipment increased significantly compared to the prior year. In North America, unit sales of CNH agricultural equipment were essentially unchanged from 2001 levels. In Latin America, unit sales increased while in Asia and the developing markets unit sales of CNH equipment declined. During the quarter, CNH under-produced retail demand by 14%, reducing both company and dealer inventory levels.

Sales of construction equipment. During the second quarter, construction equipment revenues totaled $804 million, down 5% compared to $848 million last year. Excluding acquisitions, revenues declined by 13%. Second quarter industry unit sales of heavy equipment were down in North America and Europe and up in Latin America and the Asia Pacific region. Industry unit sales of light equipment were down significantly compared to the prior year, especially in North America. Unit sales of CNH heavy equipment, excluding acquisitions, were unchanged from 2001 levels, as gains in North America, Latin America and the Asia Pacific region offset declines in Europe. Sales of light equipment increased significantly in the Asia Pacific region and declined elsewhere. During the quarter, CNH reduced both company and dealer inventories, under-producing retail demand by 8% overall. In absolute terms, production of light equipment was down 20% compared to the second quarter of 2001.

Financial results. As in the prior quarter, CNH's Equipment Operations gross margin was negatively impacted by the overall weakness in the construction equipment industry which resulted in lower wholesale volumes and lower fixed cost absorption. Higher employee benefit and pension costs also had a negative impact on the gross margin. These factors were partially offset by material cost savings.

Interest expense was lower in the quarter due mainly to lower interest rates. The impact of the company's debt reduction actions was minimal since the company enjoyed the benefit only in the last two weeks of the quarter.

Year-to-date net sales from Equipment Operations were $4.821 billion, compared to $4.783 billion in the first half of 2001.

CNH's profit improvement initiatives totaled $28 million in the second quarter, bringing the total for the year to $48 million. Since the merger, the company has achieved a total of $481 million in profit improvements.

Financial Services.
-------------------
In the second quarter of 2002, CNH Capital reported net income of $12 million, compared to $16 million in the same period last year. Second quarter net income benefited from lower loan loss provisions. However, in 2002 the company completed an ABS transaction in the first quarter while in 2001 an ABS transaction was completed in the second quarter, and this difference in timing negatively impacted the year-over-year comparison for the quarter. Underlying results are showing clear improvement as Financial Services earned a first half profit of $21 million compared with a profit of $13 million in the first half of 2001. Originations in the core business were up 10% compared to the second quarter of 2001.

Equity Increase.
----------------
On June 14, 2002, CNH issued 50,000,000 new shares of common stock priced at $4.00 per share. Concurrently, the Fiat Group, CNH's majority shareholder, exchanged $1.3 billion of debt owed to Fiat by CNH for new common CNH shares also at $4.00 per share. The net proceeds from these actions were applied to the company's debt (defined as Equipment Operations total debt less inter-segment receivables), reducing its debt to capitalization ratio from 76% on December 31, 2001 to 55% on June 30, 2002. As a result of these actions, on June 30, 2002, the total number of shares of common stock was 652,683,830, of which 93,353,648 were held by investors other than Fiat.

Subsequently, on July 15, 2002, CNH announced that its underwriters had exercised their over-allotment option for an additional 3,500,000 new shares of common stock, concluding the company's public offering.

Balance Sheet and Cash Flow.
----------------------------
The $1.780 billion reduction in Equipment Operations net debt since March 31, 2002 was due primarily to the equity increase and debt exchange noted above. The increase in Financial Services debt of $540 million since March 31, 2002 was due primarily to an increase in the size of the retail financing portfolio pending ABS transactions later in the year.

Market Outlook for Agricultural Equipment.
------------------------------------------
Based on the results of the first six months, CNH believes that 2002 total industry sales of agricultural equipment will be essentially unchanged from 2001 levels. In Europe, where CNH is the market leader, sales have been stronger than expected in the first half and this should continue into the second half of the year. In North America, unit sales of under 40 horsepower tractors have been stronger than anticipated while sales of high horsepower equipment have steadily weakened. Both trends are expected to continue through the balance of the year. In Latin America, CNH now believes that sales will be above 2001 levels through the end of 2002.

Market Outlook for Construction Equipment.
------------------------------------------
In North America and in Europe, CNH now believes that industry sales are unlikely to show improvement in 2002 and should finish the year down by over 10% compared to last year. In Latin America and the Asia Pacific region industry sales are showing some improvement, and sales in these regions may finish the year above 2001 levels.

CNH Outlook for 2002.
---------------------
CNH believes that the growing strength of its global agricultural business will contribute significantly to the company's bottom line in the second half of the year. The successful completion of the company's debt reduction actions during the second quarter should reduce second half interest expense by about $40 million.

New product introductions in the agricultural equipment business should begin to contribute to the bottom line in the second half. However, launch costs, plant shutdowns for model change-over, and other new product introduction costs will more than offset margin improvements in the third quarter.

As announced at the beginning of 2002, the company intends to continue to reduce dealer and company inventory by keeping wholesale levels below retail sales levels and production below wholesale levels through the balance of the year. Employee benefit and pension costs are expected to increase in 2002 by about $60 million.

Despite the decline in the North American construction equipment industry and North American high horsepower agricultural equipment market, CNH believes that the company's 2002 loss per share will be close to breakeven, before restructuring costs. The company expects that continued growth in the European agricultural equipment industry, together with the reduction in interest expense achieved through the company's successful debt reduction actions, will be sufficient to offset the declines in North America. However, should the European construction equipment market perform below current expectations in the second half, the company's bottom line will be directly impacted.

As described in the company's 20-F and F-3 filings, preliminary results of transitional impairment tests of goodwill (under US GAAP) have indicated that the company may incur a goodwill impairment charge associated with its construction equipment business of up to $300 million in 2002, reflecting the negative trends in the construction equipment industry.

                                       ###

CNH management will hold a conference call later today to review its second quarter 2002 results. The conference call webcast will begin at approximately 10:00 am U.S. EDT. This call can be accessed through the investor information section of the company's web site at www.cnh.com and is being carried by CCBN.
                                     -----------

CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment, and has one of the industry's largest equipment finance operations. Revenues in 2001 totaled $9.7 billion. Based in the United States, CNH's network of dealers and distributors operates in over 160 countries. CNH agricultural products are sold under the Case IH, New Holland and Steyr brands. CNH construction equipment is sold under the Case, FiatAllis, Fiat Kobelco, Kobelco, New Holland, and O&K brands.

Forward Looking Statements.
---------------------------
The information contained herein involves forward-looking statements based on what CNH considers key economic assumptions, and involves risk and uncertainties that could cause actual results to differ. Some significant factors for

CNH include general economic and capital market conditions, the cyclical nature of its business, foreign currency movements, hedging practices, CNH's and its customers' access to credit, political uncertainty and civil unrest in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, changes in environmental laws, employee and labor relations, weather conditions, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns pertaining to genetically modified organisms, fuel and fertilizer costs.

Additionally, CNH's achievement of the anticipated benefits of the merger of New Holland and Case, including the realization of expected annual operating synergies, depends upon, among other things, industry volumes, as well as CNH's ability to integrate effectively the operations and employees of New Holland and Case, and to execute its multi-branding strategy. Further information concerning factors that could significantly impact expected results is included in the following sections of CNH's Form 20-F for 2001, as filed with the Securities and Exchange Commission: Key Information; Information on the Company; Operating and Financial Review and Prospects; Directors, Senior Management and Employees; and Financial Information.

                                 CNH GLOBAL N.V.
                             REVENUES AND NET SALES
                              (DOLLARS IN MILLIONS)
                                   (UNAUDITED)

                                              THREE MONTHS ENDED                           SIX MONTHS ENDED
                                                    JUNE 30,                                    JUNE 30,
                                      -------------------------------------       ------------------------------------
                                                                      %                                          %
                                       2002           2001          CHANGE         2002           2001         CHANGE
                                      -------        -------       --------       -------       -------       --------
 Revenues:
     Net sales
       Agricultural Equipment         $ 1,778        $ 1,649            8%        $ 3,330       $ 3,167            5%
       Construction Equipment             804            848           (5%)         1,491         1,616           (8%)
                                      -------        -------                      -------       -------
          Total net sales               2,582          2,497            3%          4,821         4,783            1%

     Financial Services                   137            212          (35%)           305           394          (23%)
     Eliminations and other                (6)           (20)                         (24)          (34)
                                      -------        -------                      -------       -------
     Total revenues                   $ 2,713        $ 2,689            1%        $ 5,102       $ 5,143           (1%)
                                      =======        =======                      =======       =======
 Net sales:
     North America                    $ 1,156         $1,302          (11%)       $ 2,293       $ 2,352           (3%)
     Western Europe                       901            758           19%          1,586         1,655           (4%)
     Latin America                        173            145           19%            338           292           16%
     Rest of World                        352            292           21%            604           484           25%
                                      -------        -------                      -------       -------
     Total net sales                  $ 2,582        $ 2,497            3%        $ 4,821       $ 4,783            1%
                                      =======        =======                      =======       =======

                                 CNH GLOBAL N.V.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                        (MILLIONS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                                                      EQUIPMENT                    FINANCIAL
                                                         CONSOLIDATED                 OPERATIONS                   SERVICES
                                                      THREE MONTHS ENDED          THREE MONTHS ENDED          THREE MONTHS ENDED
                                                           JUNE 30,                     JUNE 30,                   JUNE 30,
                                                    ----------------------       ----------------------       ------------------
                                                     2002           2001          2002           2001          2002        2001
                                                    -------        -------       -------        -------       ------      ------
Revenues
     Net sales                                      $ 2,582        $ 2,497       $ 2,582        $ 2,497         $  -       $  -
     Finance and interest income                        131            192            23             37           137        212
                                                    -------        -------       -------        -------         -----      -----
 Total                                                2,713          2,689         2,605          2,534           137        212

 Costs and Expenses
     Cost of goods sold                               2,127          2,027         2,127          2,027             -          -
     Selling, general and administrative                264            310           229            242            35         72
     Research and development                            75             74            75             74             -          -
     Restructuring and other merger related costs         8             10             8             10             -          -
     Interest expense                                   131            199           120            163            51         89
     Other, net                                          50             51             6             25            33         26
                                                    -------        -------       -------        -------         -----      -----
 Total                                                2,655          2,671         2,565          2,541           119        187

 Equity in income (loss) of unconsolidated
   subsidiaries and affiliates:
     Financial Services                                   1              2            12             16             1          2
     Equipment Operations                                (2)             3            (2)             3             -          -
                                                    -------        -------       -------        -------         -----      -----
 Income (loss) before taxes and minority interest        57             23            50             12            19         27
 Income tax provision (benefit)                          15             14             8              3             7         11
 Minority interest                                        3              3             3              3             -          -
                                                    -------        -------       -------        -------         -----      -----
 Net income (loss)                                  $    39        $     6       $    39        $     6         $  12      $  16
                                                    =======        =======       =======        =======         =====      =====

 Basic and diluted earnings (loss) per common
  share (EPS):
     EPS before goodwill and restructuring and
       other merger related costs                     $0.13          $0.13
     EPS before restructuring and other merger
       related costs                                  $0.13          $0.05
     EPS                                              $0.11          $0.02


 See Notes to Condensed Financial Statements.

                                 CNH GLOBAL N.V.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                        (MILLIONS, EXCEPT PER SHARE DATA)
                                   (UNAUDITED)

                                                                                   EQUIPMENT                 FINANCIAL
                                                        CONSOLIDATED               OPERATIONS                SERVICES
                                                      SIX MONTHS ENDED          SIX MONTHS ENDED         SIX MONTHS ENDED
                                                          JUNE 30,                   JUNE 30,                 JUNE 30,
                                                     --------------------      --------------------      -------------------
                                                      2002         2001         2002         2001         2002        2001
                                                     -------      -------      -------      -------      -------     -------
Revenues
    Net sales                                        $ 4,821      $ 4,783      $ 4,821      $ 4,783      $     -     $     -
    Finance and interest income                          281          360           50           70          305         394
                                                     -------      -------      -------      -------      -------     -------
Total                                                  5,102        5,143        4,871        4,853          305         394

Costs and Expenses
    Cost of goods sold                                 4,018        3,921        4,018        3,921            -           -
    Selling, general and administrative                  542          613          445          470           97         146
    Research and development                             145          147          145          147            -           -
    Restructuring and other merger related costs          12           14           12           14            -           -
    Interest expense                                     287          383          251          303          119         181
    Other, net                                            86          121           19           73           58          48
                                                     -------      -------      -------      -------      -------     -------
Total                                                  5,090        5,199        4,890        4,928          274         375

Equity in income (loss) of unconsolidated
  subsidiaries and affiliates:
    Financial Services                                     2            3           21           13            2           3
    Equipment Operations                                  (8)         (17)          (8)         (17)           -           -
                                                     -------      -------      -------      -------      -------     -------
Income (loss) before taxes and minority
  interest                                                 6          (70)          (6)         (79)          33          22
Income tax provision (benefit)                            12           (9)           -          (18)          12           9
Minority interest                                          4            3            4            3            -           -
                                                     -------      -------      -------      -------      -------     -------
Net income (loss)                                    $   (10)     $   (64)     $   (10)     $   (64)     $    21     $    13
                                                     =======      =======      =======      =======      =======     =======

 Basic and diluted earnings (loss) per common
   share (EPS):
     EPS before goodwill and restructuring and
       other merger related costs                      $0.00       ($0.04)
     EPS before restructuring and other merger
       related costs                                   $0.00       ($0.19)
     EPS                                              ($0.03)      ($0.23)


 See Notes to Condensed Financial Statements.

                                 CNH GLOBAL N.V.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (MILLIONS)
                                   (UNAUDITED)

                                                                                EQUIPMENT                FINANCIAL
                                                        CONSOLIDATED            OPERATIONS               SERVICES
                                                   -----------------------  ----------------------  ----------------------
                                                   JUNE 30,   DECEMBER 31,  JUNE 30,  DECEMBER 31,  JUNE 30,  DECEMBER 31,
                                                     2002        2001         2002       2001         2002       2001
                                                   --------   ------------  --------  ------------  --------  ------------
Assets
     Cash and cash equivalents                      $   554     $   663     $   418     $   378     $   136     $   285
     Accounts, notes receivable and other - net       7,216       6,160       2,441       1,993       4,956       4,413
     Intersegment notes receivable                        -           -       1,697       1,636          99         344
     Inventories                                      2,269       2,204       2,269       2,204           -           -
     Property, plant and equipment - net              1,399       1,354       1,387       1,333          12          21
     Equipment on operating leases - net                604         612           -           -         604         612
     Investment in Financial Services                     -           -         984       1,147           -           -
     Investments in unconsolidated affiliates           329         266         285         235          44          31
     Goodwill and intangibles                         3,709       3,647       3,568       3,508         141         139
     Other assets                                     2,137       2,306       1,716       1,799         421         507
                                                    -------     -------     -------     -------     -------     -------
 Total Assets                                       $18,217     $17,212     $14,765     $14,233     $ 6,413     $ 6,352
                                                    =======     =======     =======     =======     =======     =======
Liabilities and Equity
     Short-term debt                                $ 3,761     $ 3,217     $ 2,372     $ 2,043     $ 1,389     $ 1,174
     Intersegment short-term debt                         -           -          99         344         582         524
     Accounts payable                                 1,466       1,217       1,497       1,287         129         166
     Long-term debt                                   5,237       6,646       3,476       4,856       1,761       1,790
     Intersegment long-term debt                          -           -           -           -       1,115       1,112
     Accrued and other liabilities                    4,308       4,223       3,876       3,794         453         439
                                                    -------     -------     -------     -------     -------     -------
                                                     14,772      15,303      11,320      12,324       5,429       5,205
     Equity                                           3,445       1,909       3,445       1,909         984       1,147
                                                    -------     -------     -------     -------     -------     -------
 Total Liabilities and Equity                       $18,217     $17,212     $14,765     $14,233     $ 6,413     $ 6,352
                                                    =======     =======     =======     =======     =======     =======
 Total debt less cash and cash equivalents
     and intersegment notes receivables             $ 8,444     $ 9,200     $ 3,832     $ 5,229     $ 4,612     $ 3,971
                                                    =======     =======     =======     =======     =======     =======



 See Notes to Condensed Financial Statements.

                                 CNH GLOBAL N.V.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (MILLIONS)
                                   (UNAUDITED)


                                                                                        EQUIPMENT                 FINANCIAL
                                                             CONSOLIDATED               OPERATIONS                SERVICES
                                                          SIX MONTHS ENDED           SIX MONTHS ENDED         SIX MONTHS ENDED
                                                                JUNE 30,                 JUNE 30,                  JUNE 30,
                                                         ---------------------     ---------------------     ---------------------
                                                           2002         2001         2002         2001         2002         2001
                                                         --------     --------     --------     --------     --------     --------
 Operating Activities:
     Net income (loss)                                   $   (10)     $   (64)     $   (10)     $   (64)     $    21      $    13
     Adjustments to reconcile net income
      (loss) to net cash from operating activities:
         Depreciation and amortization                       176          204          115          150           61           54
         Changes in operating assets and liabilities        (649)        (703)        (250)         (97)        (399)        (606)
         Other, net                                           17          (90)         (12)         (65)           8          (38)
                                                         -------      -------      -------      -------      -------      -------
 Net cash from operating activities                         (466)        (653)        (157)         (76)        (309)        (577)
                                                         -------      -------      -------      -------      -------      -------
 Investing Activities:
     Expenditures for property, plant and equipment          (88)         (61)         (87)         (58)          (1)          (3)
     Expenditures for equipment on operating leases         (120)        (133)           -            -         (120)        (133)
     Other, net (primarily acquisitions
        and divestitures                                     (44)          83         (160)          46           59           30
                                                         -------      -------      -------      -------      -------      -------
 Net cash from investing activities                         (252)        (111)        (247)         (12)         (62)        (106)
                                                         -------      -------      -------      -------      -------      -------
 Financing Activities:
     Intersegment activity                                     -            -         (191)        (788)         191          788
     Net increase (decrease) in indebtedness                 438          307          466          594          (28)        (287)
     Dividends paid                                          (28)         (28)         (28)         (28)           -            -
     Other, net                                              188            -          188            -           57            7
                                                         -------      -------      -------      -------      -------      -------
 Net cash from financing activities                          598          279          435         (222)         220          508
                                                         -------      -------      -------      -------      -------      -------
 Other, net                                                   11          (29)           9          (29)           2            -
                                                         -------      -------      -------      -------      -------      -------
Increase (decrease) in cash and cash equivalents            (109)        (514)          40         (339)        (149)        (175)
Cash and cash equivalents, beginning of period               663          886          378          593          285          293
                                                         -------      -------      -------      -------      -------      -------
Cash and cash equivalents, end of period                 $   554      $   372      $   418      $   254      $   136      $   118
                                                         =======      =======      =======      =======      =======      =======

2002 Non-Cash Items:
    Debt to equity exchange concurrent
      with offering                                      $ 1,300                   $ 1,300                   $     -
    Financial Services dividend to
      Equipment Operations                               $     -                   $   250                   $   250


See Notes to Condensed Financial Statements

                                CNH GLOBAL N.V.
                    Notes to Condensed Financial Statements
                    ---------------------------------------


(1) The accompanying condensed financial statements reflect the consolidated results of CNH Global N.V. and its consolidated subsidiaries ("CNH") and have been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). In accordance with Statement of Financial Accounting Standards ("SFAS") No. 94, "Consolidations of All Majority-Owned Subsidiaries," the condensed financial statements include the accounts of CNH's majority-owned and controlled subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned "Equipment Operations" includes the results of operations of CNH's agricultural and construction equipment operations, with the Company's financial services businesses reflected on the equity basis. The supplemental financial information captioned "Financial Services" reflects the consolidation of CNH's financial services businesses.

     In the opinion of management, information included in these quarterly financial statements reflect all adjustments, consisting of normal, recurring adjustments, which includes intersegment eliminations, necessary for a fair presentation of results for these interim periods. The results of operations for the interim period ended June 30, 2002, are not necessarily indicative of the results to be expected for the year ended December 31, 2002.

(2) In January 2002, CNH finalized its global alliance with Kobelco Construction Machinery Co. Ltd. ("Kobelco Japan") and Kobe Steel, Ltd. for the development, production and selling of crawler excavators, including mini-excavators, on a worldwide basis. During the first quarter of 2002, CNH acquired a 65% interest in Kobelco America for approximately $101 million net of cash acquired and assumption of debt. In addition, CNH acquired a 10% interest in Kobelco Japan and other certain intangibles for a total of $78 million. CNH received proceeds of approximately $24 million from the divestiture of CNH's construction equipment operations in Australia and China to Kobelco Japan. In July 2002, the European regional alliance between CNH and Hitachi Construction Machinery Company, Ltd. ("Hitachi") was terminated. CNH acquired Hitachi's interest in Fiat-Hitachi Excavator for approximately $40 million. Concurrent with acquiring Hitachi's interest, CNH, Kobelco Japan and Somitomo Corporation formed Fiat-Kobelco Machinery S.p.A. (Italy) ("Fiat- Kobelco"). Fiat-Kobelco generally consists of the former Fiat-Hitachi Excavator and Kobelco Construction Machinery Europe businesses. After giving consideration to Kobelco Japan purchasing shares in Fiat-Kobelco from CNH for approximately $10 million, Fiat-Kobelco is owned by the venture partners as follows: CNH 75%, Kobelco Japan 20% and Somitomo Corporation 5%. Additionally, in July 2002, CNH increased its interest in Kobelco Japan from 10% to 20% for approximately $42 million. The CNH and Kobelco alliance allows for CNH to increase its interest in Kobelco Japan from 20% to 35% and Kobelco Japan to increase its interest in Fiat-Kobelco from 20% to 35% by the third quarter of 2004.

     During the second quarter of 2002, CNH and BNP Paribas Lease Group ("BPLG") formed a retail financing partnership across Europe. It will cover all brands and commercial activities of CNH in Europe. Under the partnership, BPLG owns 50.1% of the shares of CNH Capital Europe SAS, which will hold the retail financing portfolio, and CNH owns the remaining 49.9% of the shares. BPLG will provide funding and administrative services for CNH Capital Europe SAS, while CNH's own European financial services businesses will be responsible for the marketing and origination of financial products. CNH expects to contribute or sell various assets and liabilities of its existing European financial services businesses to this partnership.

(3) In June 2002, CNH completed a public offering of 50 million newly issued shares of common stock priced at $4.00 per share. The net proceeds from the offering were approximately $188 million. Concurrently with this offering, Fiat S.p.A. ("Fiat"), CNH's majority shareholder, exchanged $1.3 billion principal amount of CNH debt for a number of common shares equal to $1.3 billion divided by the public offering price of $4.00 or 325 million shares.

                                CNH GLOBAL N.V.
                    Notes to Condensed Financial Statements
                    ---------------------------------------


     In July 2002, CNH announced that the underwriters of CNH's equity offering exercised their over-allotment option for 3.5 million additional shares of common stock, concluding CNH's public offering of new shares of common stock.

     Following the offering, including exercise of the over-allotment option, and concurrent Fiat debt exchange, Fiat owns 85.3% of the 655.6 million issued common shares of CNH.

(4) In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for intangible assets and goodwill. The Statement requires that goodwill and intangible assets having indefinite useful lives not be amortized, rather tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives. As required by SFAS No. 142, we adopted this new accounting standard on January 1, 2002. Application of the non-amortization provision of SFAS No. 142 is expected to result in a pretax increase in earnings of approximately $116 million per year related to goodwill and approximately $11 million per year related to acquired trademarks with indefinite lives. Beginning January 1, 2002, goodwill and indefinite-lived intangible assets will be tested for impairment annually, and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. We have identified three reporting units under the criteria set forth by SFAS No. 142: Agricultural Equipment, Construction Equipment and Financial Services. SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase, required to be completed by June 30, 2002, tests for impairment. The second phase (if necessary), required to be completed by December 31, 2002, measures the amount of impairment. To determine fair value, we have relied on two valuation models: guideline company method and discounted cash flow. We have completed the first phase of the transitional impairment tests. Preliminary results, inclusive of a second phase estimate, indicate that we may incur a goodwill impairment charge of up to $300 million associated with our Construction Equipment reporting unit. Results indicated that the fair value of our Agricultural Equipment reporting unit, Financial Services reporting unit and indefinite-lived intangible assets exceed their respective carrying amounts and therefore were not impaired. Any transitional impairment loss will be recognized as the effect of a change in accounting principle effective as of January 1, 2002. During 2001, we continued to evaluate the recoverability of goodwill in compliance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

     The following table provides a reconciliation of previously reported net earning and EPS had SFAS No. 142 been applied as of January 2001: (in millions, except per share data)

                                               Three Months Ended        Six Months Ended
                                                     June 30,                June 30,
                                               -------------------     --------------------
                                                2002         2001       2002         2001
                                               -------     -------     -------      -------
     Basic and Diluted EPS
     ---------------------
       Net income (loss)                       $    39     $     6     $   (10)     $   (64)
       Goodwill and trademark amortization          --          22          --           44
                                               -------     -------     -------      -------
       Adjusted net income (loss)              $    39     $    28     $   (10)     $   (20)
                                               =======     =======     =======      =======

       Weighted-average shares outstanding       343.0       277.0       310.3        277.0

     EPS                                       $  0.11     $  0.02     $ (0.03)     $ (0.23)
     Goodwill and trademark amortization       $    --     $  0.08     $    --      $  0.16
     Adjusted EPS                              $  0.11     $  0.10     $ (0.03)     $ (0.07)

                                CNH GLOBAL N.V.
                    Notes to Condensed Financial Statements
                    ---------------------------------------



(5) CNH has three reportable operating segments: agricultural equipment, construction equipment and financial services. CNH evaluates segment performance and reports to Fiat based on results of operations in accordance with the accounting principles followed by Fiat. CNH revenues reported to Fiat exclude finance and interest income of the Equipment Operations. Fiat defines results of operations as the income (loss) before equity (income) loss in unconsolidated subsidiaries, net financial expenses, restructuring and taxes. Net financial expenses primarily include finance and interest income and expenses of the operations.

                                                                Three Months Ended              Six Months Ended
                                                                      June 30,                       June 30,
                                                               ---------------------          ----------------------
                                                                2002           2001            2002            2001
                                                               ------         ------          ------          ------

     A reconciliation of consolidated net income/loss per US GAAP to results of operations reported to Fiat is as follows:
     (in millions)
       Net income/(loss) per US GAAP statements                  $   39         $    6          $  (10)         $  (64)
       US GAAP adjustments:
          Amortization of goodwill and other intangibles            (38)           (11)            (79)            (23)
          Other                                                      (1)            14               4              19
       Minority interest                                              3              3               4               3
       Income tax provision (benefit)                                13             13              10              (9)
       Restructuring charge                                           6              5               6               9
       Net financial expense                                         95            128             203             255
       Equity in (income) loss of unconsolidated
              subsidiaries and affiliates                             1             (5)              6              14
                                                                 ------         ------          ------          ------
       Results of operations                                     $  118         $  153          $  144          $  204
                                                                 ======         ======          ======          ======

     The following summarizes results of operations by segment:
     (in millions)

       Agricultural equipment                                    $  113         $   76          $  151          $  106
       Construction equipment                                       (17)            41             (46)             64
       Financial services                                            22             38              42              43
       Eliminations                                                   -             (2)             (3)             (9)
                                                                 ------         ------          ------          ------
       Results of operations                                     $  118         $  153          $  144          $  204
                                                                 ======         ======          ======          ======

     A summary of CNH's results reported to Fiat is as follows:
     (in millions)

       Revenues                                                  $2,719         $2,671          $5,104          $5,102
       Results of operations                                     $  118         $  153          $  144          $  204

     During June 2002, a non-cash dividend of $250 million was declared by financial services, which is fully owned by equipment operations. In exchange financial services assumed $250 million of debt from equipment operations.

                                CNH GLOBAL N.V.
                    Notes to Condensed Financial Statements
                    ---------------------------------------



(6) During the six months ended June 30, 2002, CNH expensed $12 million of restructuring costs. The restructuring and other merger-related costs primarily relate to severance and other costs related to headcount reductions. During the six months ended June 30, 2002, CNH utilized approximately $43 million of its restructuring reserves established during 2001 and 2000. The utilized amounts primarily represent involuntary employee severance costs, as well as costs related to the closing of existing facilities. As of June 30, 2002, CNH has recorded $5 million in merger-related restructuring reserves for costs to integrate the Kobelco America operations (see Note 2).

(7) For the three months ended June 30, 2002, CNH's 2002 and 2001 effective income tax rates were 26% and 61%, respectively. For the six months ended June 30, 2002, CNH's 2002 and 2001 effective income tax rates were 200% and 13%, respectively. The tax rates differ from the Dutch statutory rate of 35% primarily due to differences in the geographical mix of profits, losses in jurisdictions for which no immediate tax benefit is recognizable, and changes in valuation reserves attributable to prior-year losses. CNH has been consistent in its approach to benefiting losses in comparison to previous periods. In April 2002, we filed and received a refund for approximately $105 million relating to the carryback of approximately $270 million of our 2001 net operating losses.

(8)  Earnings (loss) per common share ("EPS"):
     (in millions, except per share data)

                                                              Three Months Ended  Six Months Ended
                                                                    June 30,          June 30,
                                                               ----------------   -----------------
                                                                 2002      2001    2002       2001
                                                               -------    -----   ------     ------
     Basic and Diluted EPS
     ---------------------
       Net income (loss)                                       $    39    $   6   $  (10)    $  (64)
       Restructuring, net of tax                                     6        8        9         11
                                                               -------    -----   ------     ------
       Net income (loss) before restructuring                       45       14       (1)       (53)
       Goodwill                                                     --       20       --         41
                                                               -------    -----   ------     ------
       Net income (loss) before goodwill and restructuring     $    45    $  34   $   (1)    $  (12)
                                                               =======    =====   ======     ======

       Weighted-average shares outstanding                       343.0    277.0    310.3      277.0

       EPS before goodwill and restructuring                   $  0.13    $0.13   $    -     $(0.04)
       EPS before restructuring                                $  0.13    $0.05   $    -     $(0.19)
       EPS                                                     $  0.11    $0.02   $(0.03)    $(0.23)


(9) In CNH's receivable asset securitization program, retail finance receivables are sold to limited purpose, bankruptcy remote, consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which they transfer the receivables in exchange for the proceeds from asset-backed securities by the trusts. Due to the nature of the assets held by the trusts and the limited nature of each trust's activities, they are each classified as a qualifying special purpose entity ("QSPE") under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the Company's consolidated balance sheets. The amount outstanding under these programs were $3.9 billion and $4.1 billion at June 30, 2002 and December 31, 2001, respectively. In addition to the retail securitization programs, certain subsidiaries of CNH securitized or discounted wholesale receivables without recourse. As of June 30, 2002, $1.4 billion remained outstanding under these programs as compared to $1.3 billion as of December 31, 2001.

                                CNH GLOBAL N.V.
                    Notes to Condensed Financial Statements
                    ---------------------------------------


(10) The following table sets forth the amount of total consolidated debt as of June 30, 2002 and December 31, 2001: (in millions)

                                        Consolidated         Equipment Operations        Financial Services
                                        ------------         --------------------        ------------------
                                   June 30,   December 31,  June 30,   December 31,    June 30,   December 31,
                                     2002        2001         2002         2001          2002         2001
                                  ----------------------------------------------------------------------------
     Short-term debt:
        With Fiat Affiliates        $1,798       $1,847       $1,393       $1,373       $  405       $  474
        Other                        1,963        1,370          979          670          984          700
        Intersegment                    -             -           99          344          582          524
                                    ------       ------       ------       ------       ------       ------
     Total Short-term debt           3,761        3,217        2,471        2,387        1,971        1,698
                                    ------       ------       ------       ------       ------       ------

     Long-term debt:
        With Fiat Affiliates         2,843        4,041        2,327        3,619          516          422
        Other                        2,394        2,605        1,149        1,237        1,245        1,368
        Intersegment                     -            -            -            -        1,115        1,112
                                    ------       ------       ------       ------       ------       ------
     Total Long-term debt            5,237        6,646        3,476        4,856        2,876        2,902
                                    ------       ------       ------       ------       ------       ------

     Total debt:
        With Fiat Affiliates         4,641        5,888        3,720        4,992          921          896
        Other                        4,357        3,975        2,128        1,907        2,229        2,068
        Intersegment                     -            -           99          344        1,697        1,636
                                    ------       ------       ------       ------       ------       ------
     Total Debt                     $8,998       $9,863       $5,947       $7,243       $4,847       $4,600
                                    ======       ======       ======       ======       ======       ======
     Total debt less cash and
     cash equivalents and
     intersegment notes receivables $8,444       $9,200       $3,832       $5,229       $4,612       $3,971
                                    ======       ======       ======       ======       ======       ======


     At June 30, 2002, CNH had approximately $3.7 billion available under $8.0 billion total lines of credit and asset-backed facilities.

     CNH fully, unconditionally and irrevocably guarantees Case Corporation's $802 million in outstanding 6.25% Notes due 2003, 7.25% Notes due 2005, and 7.25% Notes due 2016 that were issued pursuant to two registration statements under the Securities Act of 1933, as amended. Reference is made to Note 23, "Guarantee of Subsidiary's Outstanding Debt Securities," of CNH's Form 20-F for the year ended December 31, 2001 for further discussion.

(11) On March 27, 2002, CNH's Board of Directors recommended a dividend of 10 cents per share for the year 2001. The dividend was paid in June to shareholders of record at close of business on May 20, 2002.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                           CNH Global N.V.



                                           By: /s/ Debra E. Kuper
                                               ---------------------------------
                                                       Debra E. Kuper
                                                       Assistant Secretary



July 24, 2002